SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY

I FINANCIAL INFORMATION FROM SUBSIDIARIES

II FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annex can be found at excel on our website: https://ri.eletrobras.com/en/. Annex III will be available soon.

Contact RI:
ombudsman-ri@eletrobras.com | https://ri.eletrobras.com/en/ | +55 (21) 2514-6333

Video Conference in Portuguese
May 05, 2023
2:30 p.m. (Brasília)
1:30 p.m. (USA Eastern time)
6:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/ten-events/#/webinar?evento=Conferenciaderesultados1T23Eletrobras_783

Video Conference in Portuguese
May 05, 2023
2:30 p.m. (Brasília)
1:30 p.m. (USA Eastern time)
6:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/ten-events/#/webinar?evento=Conferenciaderesultados1T23Eletrobras_783

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF THE REPORT TO INVESTORS:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

Internet: www.eletrobras.com/elb/ri
E-mail: ombudsman-ri@eletrobras.com
Endereço: Rua da Quitanda, 196 – 9º andar. 20090-070, Centro. Rio de Janeiro - RJ
Telefone: (21) 2514-6333 / 4627

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
INCOME STATEMENT FOR THE PERIODS ENDED ON MARCH 31, 2023
(in thousands of Brazilian Reais)
	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated
	0	0	0	0	0	0	0	0
NET OPERATING REVENUE - ROL	13,294	3,568,663	2,151,411	2,802,725	812,976	572	139,808	9,209,833

GENERATION	-	2,661,952	1,092,730	2,489,769	379,122	-	63,348	6,560,225

Procurement	-	1,802,632	133,259	1,770,105	378,065	-	63,348	4,020,713
Supply	-	470,604	200,974	402,674	-	-	-	1,074,252
CCEE	-	29,297	96,543	308,418	1,057	-	-	435,315
Revenue from operation and maintenance	-	359,419	661,954	8,572	-	-	-	1,029,945
Revenue from construction of Plants	-	-	-	-	-	-	-	-
Itaipu Transfer	-	-	-	-	-	-	-	-

TRANSMISSION	-	1,521,513	1,448,967	802,763	513,934	-	71,005	4,216,172

Revenue from operation and maintenance - Renewed Lines	-	-	-	-	-	-	-	-
Revenue from operation and maintenance	-	537,978	589,197	354,877	222,469	-	71,005	1,633,516
Financial - Return on Investment - RBSE	-	-	-	-	-	-	-	-
Construction revenue	-	35,964	153,736	39,156	55,005	-	-	283,861
Contractual revenue - Transmission	-	947,571	706,034	408,730	236,460	-	-	2,298,795

OTHER REVENUES	13,179	9,447	15,401	171,888	15,795	572	5,455	220,827

DEDUCTIONS	115	(624,249)	(405,687)	(661,695)	(95,875)	-	-	(1,787,391)

(-) Encargos setoriais	-	(186,423)	(163,673)	(247,027)	(21,875)	-	-	(618,998)
(-) ICMS	-	(59,648)	(34,628)	(161,249)	(240)	-	-	(255,765)
(-) PASEP e COFINS	115	(378,045)	(207,195)	(251,399)	(73,568)	-	-	(910,092)
(-) Outras Deduções	-	(133)	(191)	(2,020)	(192)	-	-	(2,536)

OPERATING COSTS	(25)	(1,648,621)	(885,473)	(1,172,087)	(443,122)	-	(134,353)	(4,014,975)

Personnel, Supplies and Services	-	(310,097)	(216,231)	(196,851)	(120,884)	-	-	(844,063)
Personnel	-	(188,960)	(155,117)	(122,819)	(82,546)	-	-	(549,442)
Consensual Dismissal Plan (PDC) - Provision	-	-	-	-	-	-	-	-
Supplies	-	(15,067)	(3,024)	(13,635)	(4,198)	-	-	(35,924)
Services	-	(106,070)	(58,090)	(60,397)	(34,140)	-	-	(258,697)
Energy purchased for resale	(25)	(453,667)	(49,447)	(43,919)	(154,795)	-	(63,348)	(638,505)
Charges on the use of the power grid	-	(389,358)	(253,378)	(222,022)	(16,328)	-	(71,005)	(810,081)
Combustível para produção de energia elétrica	-	(98,318)	-	(311,051)	(32,652)	-	-	(442,021)
Construction	-	(35,821)	(268,594)	(38,991)	(54,793)	-	-	(398,199)
Depreciation	-	(263,757)	(28,655)	(106,237)	(51,505)	-	-	(450,154)
Amortization	-	(97,603)	(59,647)	(242,719)	(1,152)	-	-	(401,121)
Provisions/Operational reversals	-	-	-	-	-	-	-	-
Other Costs	-	-	(9,521)	(10,297)	(11,013)	-	-	(30,831)

GROSS INCOME	13,269	1,920,042	1,265,938	1,630,638	369,854	572	5,455	5,194,858

OPERATING EXPENSES	(277,469)	(517,876)	(369,592)	(366,842)	(177,893)	(1,133)	(5,455)	(1,705,350)

Personnel, Supplies and Services	(181,746)	(153,343)	(127,543)	(194,270)	(63,568)	(1,133)	-	(721,603)
Personnel	(95,357)	(85,453)	(93,141)	(164,764)	(47,224)	(421)	-	(486,360)
Extraordinary Retirement Program	(3,654)	-	(3,233)	16,897	-	-	-	10,010
Supplies	(206)	(1,740)	(5,510)	-	(1,195)	-	-	(8,651)
Services	(82,529)	(66,150)	(25,659)	(46,403)	(15,149)	(712)	-	(236,602)
Depreciation	(3,214)	(11,022)	(7,789)	(18,154)	(4,388)	-	-	(44,567)
Amortization	(3)	(2,499)	(247)	(2,135)	(2,657)	-	-	(7,541)
Donations and contributions	(2,534)	(19,684)	(1,535)	(19,577)	(3,191)	-	-	(46,521)
Provisions/Operational reversals	(34,242)	(255,212)	(115,997)	(69,661)	(101,087)	-	-	(576,199)
Other expenses	(55,730)	(76,116)	(116,481)	(63,045)	(3,002)	-	(5,455)	(308,919)

Regulatory remeasurements - Transmission contracts	-	-	-	-	-	-	-	-

OPERATING INCOME BEFORE FINANCIAL INCOME	(264,200)	1,402,166	896,346	1,263,796	191,961	(561)	-	3,489,508

FINANCIAL INCOME	(589,279)	(1,006,128)	(516,004)	(935,502)	(87,040)	1,132	-	(3,132,821)

Revenue from financial investments	291,690	397,562	46,524	27,376	21,028	1,485	-	785,665
Interest income, fines, commissions and fees	260,951	5,620	-	-	-	-	121,072	145,499
Addition of moratorium on electricity	-	299	2,367	54,362	-	-	-	57,028
Active monetary restatements	108,203	43,499	49,230	23,652	10,059	-	94,464	140,179
Active exchange variations	226,265	7,969	-	8,030	5	-	11,368	230,901
Revenue from Interest on Dividends	-	-	-	-	-	-	-	-
Gains from derivatives	-	-	-	-	-	-	-	-
Other financial income	125,571	6,057	4,338	11,775	2,071	-	-	149,812
(-) Taxation on Financial Revenue	(38,584)	(20,685)	-	(5,758)	(1,541)	(69)	-	(66,637)
								-
Debt charges	(633,094)	(957,502)	(22,658)	(152,420)	(63,707)	-	(121,072)	(1,708,309)
Charges - Obligations to CDE	-	(159,067)	(231,253)	(162,781)	-	-	-	(553,101)
Charges - Revitalization of River Basins	-	(23,196)	(35,298)	(29,751)	-	-	-	(88,245)
Leasing charges	(977)	(2,519)	(55)	(139,090)	(898)	-	-	(143,539)
Charges on shareholders' funds	-	-	-	-	-	-	-	-
Passive monetary adjustments	(451,385)	(59,581)	(5,006)	(80,072)	(32,155)	-	(94,464)	(533,735)
Monetary restatement - Obligations to CDE	-	(173,631)	(252,428)	(177,686)	-	-	-	(603,745)
Monetary restatement - Revitalization of River Basins	-	(33,489)	(50,962)	(42,954)	-	-	-	(127,405)
Passive exchange variations	(75,523)	-	-	-	(3,796)	-	(11,368)	(67,951)
Losses from derivatives	-	-	-	(232,916)	-	-	-	(232,916)
Other financial expenses	(402,396)	(37,464)	(20,803)	(37,269)	(18,106)	(284)	-	(516,322)

INCOME BEFORE EQUITY INVESTMENTS	(853,479)	396,038	380,342	328,294	104,921	571	-	356,687

Income from equity investments	1,354,188	146,663	46,638	(18,893)	891	5,456	1,026,117	508,826

Other income and expenses	(12,699)	(199)	-	-	-	1,441	-	(11,457)

Effect of Law 14,182/2021	-	-	-	-	-	-	-	-

OPERATING INCOME BEFORE TAXES	488,010	542,502	426,980	309,401	105,812	7,468	1,026,117	854,056

Current income tax and social contribution	608	(313,131)	(34,215)	(113,992)	(12,496)	(96)	(74,909)	(398,413)
Deferred income tax and social contribution	-	58,081	(89,298)	6,191	(24,654)	-	-	(49,680)
Tax incentive income	-	-	25,174	49,735	-	-	74,909	-

Portion Attributed to Non-Controlling Shareholders	-	(83,715)	-	-	(90)	-	(83,805)	-

NET PROFIT (LOSS) FOR THE PERIOD	488,618	371,167	328,641	251,335	68,752	7,372	1,109,922	405,963

NET PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-

NET PROFIT (LOSS) FOR THE PERIOD	488,618	371,167	328,641	251,335	68,752	7,372	1,109,922	405,963

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
INCOME STATEMENT FOR THE PERIODS ENDED ON MARCH 31, 2022
(in thousands of Brazilian Reais)
	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

NET OPERATING REVENUE - ROL	19,206	2,792,920	2,002,819	2,510,754	963,983	92	122,165	8,167,609

GENERATION	21,415	1,637,959	942,235	2,319,741	509,810	-	57,167	5,373,993

Procurement	503	737,543	19,064	1,667,460	497,410	-	57,167	2,864,813
Supply	-	333,477	188,913	414,616	-	-	-	937,006
CCEE	16,981	190,009	35,318	228,313	12,400	-	-	483,021
Revenue from operation and maintenance	-	373,512	698,940	9,352	-	-	-	1,081,804
Revenue from construction of Plants	-	3,418	-	-	-	-	-	3,418
Itaipu Transfer	3,931	-	-	-	-	-	-	3,931

TRANSMISSION	-	1,596,733	1,407,983	748,858	550,029	-	62,520	4,241,083

Revenue from operation and maintenance - Renewed Lines	-	-	-	-	-	-	-	-
Revenue from operation and maintenance	-	513,371	542,157	289,912	239,773	-	62,520	1,522,693
Financial - Return on Investment - RBSE	-	-	-	-	-	-	-	-
Construction revenue	-	15,638	88,230	10,651	32,923	-	-	147,442
Contractual revenue - Transmission	-	1,067,724	777,596	448,295	277,333	-	-	2,570,948

OTHER REVENUES	25,470	5,396	14,090	145,014	14,419	92	2,572	201,909

DEDUCTIONS	(27,679)	(447,168)	(361,489)	(702,859)	(110,275)	-	(94)	(1,649,376)

(-) Sector charges	-	(149,040)	(147,216)	(263,027)	(21,756)	-	-	(581,039)
(-) ICMS	-	(47,024)	(33,751)	(218,386)	(376)	-	-	(299,537)
(-) PASEP and COFINS	(27,679)	(250,465)	(180,378)	(219,563)	(87,937)	-	(94)	(765,928)
(-) Other Deductions	-	(639)	(144)	(1,883)	(206)	-	-	(2,872)

OPERATING COSTS	(15,967)	(1,162,248)	(651,977)	(1,059,095)	(432,432)	(975)	(119,184)	(3,203,510)

Personnel, Supplies and Services	-	(288,783)	(180,986)	(187,241)	(136,897)	(975)	-	(794,882)
Personnel	-	(210,186)	(143,535)	(123,708)	(78,532)	(416)	-	(556,377)
Consensual Dismissal Plan (PDC) - Provision	-	-	-	-	-	-	-	-
Supplies	-	(5,510)	(4,277)	(12,559)	(2,738)	-	-	(25,084)
Services	-	(73,087)	(33,174)	(50,974)	(55,627)	(559)	-	(213,421)
Energy purchased for resale	(15,967)	(277,262)	(50,012)	(48,375)	(148,006)	-	(56,664)	(482,958)
Charges on the use of the power grid	-	(193,265)	(220,129)	(194,607)	(14,654)	-	(62,520)	(560,135)
Combustível para produção de energia elétrica	-	(301,928)	-	(315,223)	(31,120)	-	-	(648,271)
Construction	-	(18,995)	(132,862)	(10,609)	(32,790)	-	-	(195,256)
Depreciation	-	(61,354)	(23,336)	(109,090)	(51,784)	-	-	(245,564)
Amortization	-	(20,661)	(2,910)	(177,777)	(1,151)	-	-	(202,499)
Provisions/Operational reversals	-	-	-	-	-	-	-	-
Other Costs	-	-	(41,742)	(16,173)	(16,030)	-	-	(73,945)

GROSS INCOME	3,239	1,630,672	1,350,842	1,451,659	531,551	(883)	2,981	4,964,099

OPERATING EXPENSES	(844,044)	(375,847)	(405,581)	(1,192,294)	(83,736)	-	(4,378)	(2,897,124)

Personnel, Supplies and Services	(130,324)	(138,499)	(140,032)	(188,153)	(61,119)	-	-	(658,127)
Personnel	(82,847)	(90,169)	(119,588)	(160,158)	(42,216)	-	-	(494,978)
Extraordinary Retirement Program	-	-	-	-	-	-	-	-
Supplies	(58)	(160)	(5,149)	-	(2,780)	-	-	(8,147)
Services	(47,419)	(48,170)	(15,295)	(27,995)	(16,123)	-	-	(155,002)
Depreciation	(2,820)	(10,727)	(8,116)	(19,832)	(4,234)	-	-	(45,729)
Amortization	(3)	(3,723)	(247)	(895)	(2,657)	-	-	(7,525)
Donations and contributions	(33,277)	(9,509)	(2,051)	(1,650)	(581)	-	-	(47,068)
Provisions/Operational reversals	(648,111)	(163,147)	(158,372)	(901,441)	(14,520)	-	55,559	(1,941,150)
Other expenses	(29,509)	(50,242)	(96,763)	(24,764)	(625)	-	(4,378)	(197,525)

Regulatory remeasurements - Transmission contracts	-	-	-	-	-	-	-	-

OPERATING INCOME BEFORE FINANCIAL INCOME	(840,805)	1,254,825	945,261	259,365	447,815	(883)	(1,397)	2,066,975

FINANCIAL INCOME	782,292	(66,056)	14,659	(255,986)	57,263	1,097	(55,465)	588,734

Revenue from financial investments	86,862	61,629	65,916	83,586	29,366	1,624	-	328,983
Interest income, fines, commissions and fees	320,681	8,666	-	-	-	-	114,421	214,926
Addition of moratorium on electricity	-	392	2,259	54,326	-	-	(55,559)	112,536
Active monetary restatements	261,111	50,293	12,531	12,907	2,127	-	28,289	310,680
Active exchange variations	1,512,496	63,716	-	56,162	97,189	-	177,221	1,552,342
Revenue from Interest on Dividends	171,223	-	-	-	-	-	109,677	61,546
Gains from derivatives	-	-	-	-	-	-	-	-
Other financial income	64,589	4,152	2,439	2,580	36,198	-	1,760	108,198
(-) Taxation on Financial Revenue	(40,050)	(5,789)	-	(9,897)	(4,389)	-	-	(60,125)

Debt charges	(450,382)	(164,897)	(26,865)	(123,819)	(61,273)	-	(114,421)	(712,815)
Charges - Obligations to CDE	-	-	-	-	-	-	-	-
Charges - Revitalization of River Basins	-	-	-	-	-	-	-	-
Leasing charges	(1,106)	(2,767)	(55)	(135,596)	(985)	-	-	(140,509)
Charges on shareholders' funds	(1,882)	(21,288)	(31,488)	(55,634)	(1,678)	-	(109,677)	(2,293)
Passive monetary adjustments	(445,127)	(33,060)	(3,788)	(6,003)	(32,490)	-	(28,289)	(492,179)
Monetary restatement - Obligations to CDE	-	-	-	-	-	-	-	-
Monetary restatement - Revitalization of River Basins	-	-	-	-	-	-	-	-
Passive exchange variations	(673,629)	(6,542)	-	(157)	-	-	(177,221)	(503,107)
Losses from derivatives	-	-	-	(79,366)	-	-	-	(79,366)
Other financial expenses	(22,494)	(20,561)	(6,290)	(55,075)	(6,802)	(527)	(1,666)	(110,083)

INCOME BEFORE EQUITY INVESTMENTS	(58,513)	1,188,769	959,920	58,938	505,078	214	(1,303)	2,655,709

Income from equity investments	2,636,665	116,163	45,190	(5,719)	(14,513)	3,431	2,155,166	626,051

Other income and expenses	121,033	-	-	-	-	-	-	121,033

Effect of Law 14,182/2021	-	-	-	-	-	-	-	-

OPERATING INCOME BEFORE TAXES	2,699,185	1,304,932	1,005,110	53,219	490,565	3,645	2,153,863	3,402,793

Current income tax and social contribution	-	(343,203)	(169,972)	(236,837)	(82,793)	-	(139,036)	(693,769)
Deferred income tax and social contribution	(78,443)	(47,250)	(83,689)	218,159	(89,079)	-	-	(80,302)
Tax incentive income	-	-	124,267	14,769	-	-	139,036	-

Portion Attributed to Non-Controlling Shareholders		(6)			(831)		(837)	-

NET PROFIT (LOSS) FROM CONTINUED OPERATIONS	2,620,742	914,485	875,716	49,310	319,524	3,645	2,154,700	2,628,722

NET PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	87,600	-	-	-	-	-	(54)	87,654

NET PROFIT (LOSS) FOR THE PERIOD	2,708,342	914,485	875,716	49,310	319,524	3,645	2,154,647	2,716,375

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF MARCH 31, 2023
(in thousands of Brazilian Reais)
	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

ASSET

CURRENT	19,678,698	18,487,566	6,601,954	5,219,041	2,342,654	53,455	(3,863,728)	48,519,640
Financial Asset - Itaipu (Parent Company)	308,696	-	-	-	-	-	-	308,696
Restricted cash	2,976,305	186,003	-	-	-	-	-	3,162,308
Accounts Receivable, net	5,559,808	4,914,909	723,627	418,119	1,283	124	-	11,617,870
Customers (Consumers and resellers)	455,706	1,768,102	928,088	1,626,112	322,112	-	(98,801)	5,001,319
Financing and Loans - principal	1,369,047	-	-	-	-	-	(806,120)	562,927
Financing and Loans - charges	106,365	-	-	-	-	-	-	106,365
Marketable Securities	1,654,823	5,538,906	271,790	102,478	917,333	41,492	-	8,526,822
Dividends Receivable (Remuneration of shareholdings)	2,588,179	177,891	54,279	28,300	-	7,838	(2,162,914)	693,573
Deferred Fiscal Assets (Tax and Contributions)	462,650	20,474	88,768	95,083	6,082	1,906	-	674,963
Income Tax and Social Contribution	789,186	644,598	541,407	177,056	38,264	173	-	2,190,684
Derivative Financial Instruments	-	-	-	437,191	-	-	-	437,191
Reimbursement Rights	808,489	-	-	25,974	13,921	-	-	848,384
Guarantees and Linked Deposits	-	324,615	19,256	-	7,597	-	-	351,468
Inventory	241	154,034	125,365	117,751	49,637	-	-	447,028
Amounts Receivable Law 12,783/2013	-	-	-	-	-	-	-	-
Nuclear Fuel Inventory	-	-	-	-	-	-	-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	553,257	553,395	459,266	393,290	-	-	1,959,208
Contractual Assets - Indemnifiable concessions (Transmission)	-	-	-	-	-	-	-	-
Contractual Assets - RBSE (Transmission)	-	3,807,546	2,360,156	1,056,291	451,611	-	-	7,675,604
Contractual Assets - RBSE	-	-	-	-	-	-	-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-	-	-	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-	-	-	-
Hydrological Risk	-	-	-	-	-	-	-	-
Others	2,278,512	396,966	792,231	531,316	141,524	1,922	(795,893)	3,346,578

Assets held for sale	320,691	265	143,592	144,104	-	-	-	608,652

NON-CURRENT	149,532,051	77,251,120	54,822,252	49,399,870	12,455,845	195,133	(124,345,034)	219,311,237

LONG-TERM RECEIVABLES	34,085,177	25,143,319	17,438,873	11,127,637	7,713,858	3,766	(25,027,113)	70,485,517
Financial Asset - Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Receivables - ENBPAR (parent company)	-	-	-	-	-	-	-	-
Restricted cash	-	987,571	468,876	-	-	-	-	1,456,447
Customers (Consumers and resellers)	-	232,389	-	464,292	-	-	-	696,681
Financing and Loans - principal	3,127,376	-	-	-	-	-	(2,929,242)	198,134
Marketable Securities	415,817	-	234	21,604	39	-	-	437,694
Deferred Fiscal Assets (Tax and Contributions)	3,705	94	216,832	219,053	-	3,766	-	443,450
Income Tax and Social Contribution	-	2,089,987	-	-	1,435,735	-	-	3,525,722
Derivative Financial Instruments	-	-	-	316,755	-	-	-	316,755
Reimbursement Rights	1,881,525	-	-	71,427	67,334	-	-	2,020,286
Guarantees and Linked Deposits	6,364,398	1,210,944	579,665	211,561	273,711	-	-	8,640,279
Rights with Revitalization of Basins	-	-	-	-	-	-	-	-
Nuclear Fuel Inventory	-	-	-	-	-	-	-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	-	6,879,180	3,479,619	3,709,019	-	-	14,067,818
Contractual Assets - Indemnifiable concessions (Transmission)	-	6,172,632	709,313	2,183,640	507,000	-	-	9,572,585
Contractual Assets - RBSE (Transmission)	-	14,240,317	8,519,033	3,656,300	1,648,547	-	-	28,064,197
Contractual Assets - RBSE	-	-	-	-	-	-	-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-	-	-	-
Advances for equity interest	20,596,028	-	-	-	-	-	(20,596,028)	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-	-	-	-
Hydrological Risk	-	-	-	-	-	-	-	-
Others	1,696,328	209,385	65,740	503,386	72,473	-	(1,501,843)	1,045,469

INVESTMENTS	115,138,517	5,160,734	5,697,173	5,536,222	1,947,836	191,331	(99,224,151)	34,447,662
Assessed by equity method	113,532,285	5,145,890	5,680,063	5,536,222	1,940,370	126,065	(99,224,151)	32,736,744
Held at fair value	1,606,232	-	-	-	-	65,266	-	1,671,498
Evaluated at acquisition cost	-	14,844	228	-	7,466	-	-	22,538
Other Investments	-	-	16,882	-	-	-	-	16,882

FIXED ASSETS	231,526	24,520,339	2,968,856	4,524,387	2,603,068	36	(93,770)	34,754,442

INTANGIBLE ASSETS	76,831	22,426,728	28,717,350	28,211,624	191,083	-	-	79,623,616

TOTAL ASSETS	169,210,749	95,738,686	61,424,206	54,618,911	14,798,499	248,588	(128,208,762)	267,830,877

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT	12,785,265	5,137,547	3,040,461	5,322,192	1,209,513	9,195	3,863,728	23,640,445
Financial Liabilities - Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Compulsory loan (Parent company)	1,320,486	-	-	-	-	-	-	1,320,486
Global Reversal Reserve - RGR (Company)	276,833	-	-	-	-	-	-	276,833
Suppliers	758,406	745,588	373,844	501,928	154,081	1,098	77,764	2,457,181
Financing and loans - principal, charges and debentures	2,095,584	2,053,568	197,461	1,429,648	430,267	-	818,447	5,388,081
Charges	938,172	-	-	-	-	-	-	938,172
Debentures	544,953	-	-	-	-	-	-	544,953
Taxes and social contributions	33,649	206,165	113,992	151,279	30,345	867	-	536,297
Income tax and social security contribution	-	-	-	-	-	-	-	-
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Reimbursement obligations	1,939,862	-	-	-	-	-	-	1,939,862
Advances from customers (Advance sale of energy)	1,471,321	53,640	-	103,080	-	-	-	1,628,041
Remuneration to shareholders (dividends payable)	900,355	742,797	592,047	742,182	96,690	6,892	2,169,028	911,935
Estimated obligations	164,665	418,798	511,888	485,672	211,792	-	-	1,792,815
Provisions for litigation	2,255,488	62,286	-	-	177,474	-	-	2,495,248
Post-employment benefit	-	8,462	263,161	-	22,249	-	-	293,872
Obligations with CDE	-	177,322	257,794	181,463	-	-	-	616,579
Obligations with revitalization with Watersheds	-	224,813	342,106	288,346	-	-	-	855,265
Leasing - Principal	13,729	22,860	40	197,245	7,731	-	-	241,605
Leasing - Interest	(3,369)	(8,855)	-	(2,885)	(3,435)	-	-	(18,544)
Onerous Contracts	-	-	-	-	-	-	-	-
Concessions payable - Use of the public good	-	30,286	-	-	3,768	-	-	34,054
Sectoral charges	-	177,479	352,027	428,442	32,617	-	-	990,565
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Others	75,131	222,338	36,101	815,792	45,934	338	798,489	397,145

Held for sale	-	-	-	-	-	-	-	-

NON-CURRENT	45,541,368	45,020,030	36,694,513	26,334,443	4,693,259	10,361	25,120,883	133,173,091
Remuneration to shareholders (dividends payable)	-	-	-	-	-	-	-	-
Compulsory loan (Parent company)	-	-	-	-	-	-	-	-
Obligations with revitalization with Watersheds	-	-	-	-	-	-	-	-
Global Reversal Reserve - RGR (Company)	689,706	-	-	-	-	-	-	689,706
Suppliers	-	-	-	-	-	-	-	-
Financing and loans - principal, charges and debentures	7,977,392	26,080,015	788,314	2,509,332	2,759,162	-	2,929,242	37,184,973
Debentures	13,015,094	-	-	-	-	-	-	13,015,094
Taxes and social contributions	-	191,962	-	499,396	-	-	-	691,358
Income tax and social security contribution	409,441	4,184,781	676,913	1,020,333	-	10,361	-	6,301,829
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Reimbursement obligations	-	-	-	-	-	-	-	-
Advances from customers (Advance sale of energy)	-	117,911	-	61,113	-	-	-	179,024
Estimated obligations	-	4,697	-	-	-	-	-	4,697
Provisions for litigation	22,377,869	2,881,802	4,328,769	506,547	998,653	-	-	31,093,640
Provision for unsecured liabilities in investees	-	-	-	-	-	-	-	-
Post-employment benefit	676,423	122,323	3,458,269	61,073	502,627	-	-	4,820,715
Obligations with CDE	-	8,712,773	12,666,761	8,916,226	-	-	-	30,295,760
Obligations with revitalization with Watersheds	-	1,414,433	2,152,398	1,814,164	-	-	-	5,380,995
Leasing - Principal	35,646	226,748	1,964	244,373	49,811	-	-	558,542
Leasing - Interest	(4,403)	(52,983)	-	(3,281)	(16,948)	-	-	(77,615)
Onerous Contracts	-	-	90,499	-	118,600	-	-	209,099
Concessions payable - Use of the public good	-	330,411	-	-	45,462	-	-	375,873
Sector Charges (regulatory fees)	-	234,638	217,474	-	22,128	-	-	474,240
Obligations to demob. of assets (Discount of nucl. plants)	-	-	-	-	-	-	-	-
Advances for future capital increase	89,744	-	11,766,222	8,829,806	-	-	20,596,028	89,744
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Others	274,456	570,519	546,930	1,875,361	213,764	-	1,595,613	1,885,417

SHAREHOLDERS' EQUITY	110,884,116	45,581,109	21,689,232	22,962,276	8,895,727	229,032	99,224,151	111,017,341
Share capital	69,991,640	15,439,373	9,753,953	13,506,377	7,067,586	118,055	45,885,344	69,991,640
Cash-pool	(316,062)	-	-	-	-	-	-	(316,062)
Advances for future capital increase	-	8,400,000	-	-	-	-	8,400,000	-
Capital Reserves	13,867,170	4,925,031	4,916,199	-	-	-	9,841,230	13,867,170
Profit reserves	33,910,233	18,054,370	9,792,422	9,485,752	1,742,696	50,965	39,126,205	33,910,233
Proposed Additional Dividend	-	299,121	695,808	-	-	21,416	1,016,345	-
Accumulated profits/losses	498,193	371,167	328,641	251,335	124,075	19,484	1,094,702	498,193
Other Comprehensive Income	(7,067,058)	(2,003,872)	(3,797,791)	(281,188)	(38,630)	19,112	(6,102,369)	(7,067,058)
Interest of non-controlling shareholders	-	95,919	-	-	-	-	(37,306)	133,225

Participation of controlling shareholders	-	-	-	-	-	-	-	-

Participation of non-controlling shareholders	-	-	-	-	-	-	-	-

TOTAL SHAREHOLDERS' EQUITY	110,884,116	45,581,109	21,689,232	22,962,276	8,895,727	229,032	99,224,151	111,017,341

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	169,210,749	95,738,686	61,424,206	54,618,911	14,798,499	248,588	128,208,762	267,830,877

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF DECEMBER 31, 2022
(in thousands of Brazilian Reais)
	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

ASSET

CURRENT	20,065,183	18,829,403	6,816,205	4,781,644	2,942,884	79,361	(3,891,553)	49,623,127
Financial Asset - Itaipu (Parent Company)	389,438	-	-	-	-	-	-	389,438
Restricted cash	-	-	-	-	-	-	-	-
Accounts Receivable, net	7,845,720	4,764,303	874,173	162,518	9,994	267	-	13,656,975
Customers (Consumers and resellers)	462,628	1,771,246	869,168	1,453,289	384,376	-	(145,783)	4,794,924
Financing and Loans - principal	1,456,681	-	-	-	-	-	(831,249)	625,432
Financing and Loans - charges	67,407	-	-	-	-	-	-	67,407
Marketable Securities	3,611,904	6,718,885	386,643	209,271	1,384,157	63,346	-	12,374,206
Dividends Receivable (Remuneration of shareholdings)	3,028,085	117,409	54,279	28,375	-	7,278	(2,527,551)	707,875
Deferred Fiscal Assets (Tax and Contributions)	857,466	5,148	81,575	179,177	5,834	6,713	-	1,135,913
Income Tax and Social Contribution	261,321	592,381	634,263	243,170	18,090	-	-	1,749,225
Derivative Financial Instruments	-	-	-	501,355	-	-	-	501,355
Reimbursement Rights	796,776	-	-	25,463	5,251	-	-	827,490
Guarantees and Linked Deposits	-	137,708	28,782	-	7,506	-	-	173,996
Inventory	262	145,915	121,543	110,745	50,845	-	-	429,310
Amounts Receivable Law 12,783/2013	-	-	-	-	-	-	-	-
Nuclear Fuel Inventory	-	-	-	-	-	-	-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	554,850	563,720	460,898	423,376	-	-	2,002,844
Contractual Assets - Indemnifiable concessions (Transmission)	-	-	-	-	-	-	-	-
Contractual Assets - RBSE (Transmission)	-	3,590,494	2,271,551	1,041,109	443,128	-	-	7,346,282
Contractual Assets - RBSE	-	-	-	-	-	-	-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-	-	-	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-	-	-	-
Hydrological Risk	-	-	-	-	-	-	-	-
Others	966,804	430,723	786,886	222,886	130,010	1,757	(386,970)	2,152,096

Assets held for sale	320,691	341	143,622	143,388	80,317	-	-	688,359

NON-CURRENT	149,843,718	77,517,329	54,478,628	49,853,770	12,172,371	180,766	(123,452,247)	220,594,335

LONG-TERM RECEIVABLES	35,807,159	25,189,105	17,245,651	11,252,788	7,598,142	-	(25,204,318)	71,888,527
Financial Asset - Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Receivables - ENBPAR (parent company)	1,223,316	-	-	-	-	-	-	1,223,316
Restricted cash	-	-	-	-	-	-	-	-
Customers (Consumers and resellers)	-	238,051	-	465,004	-	-	-	703,055
Financing and Loans - principal	3,366,460	-	-	-	-	-	(3,037,654)	328,806
Marketable Securities	411,705	902,780	403,589	118	39	-	-	1,718,231
Deferred Fiscal Assets (Tax and Contributions)	3,705	12,125	214,093	209,273	-	-	-	439,196
Income Tax and Social Contribution	-	2,077,784	-	-	1,463,378	-	-	3,541,162
Derivative Financial Instruments	-	-	-	485,507	-	-	-	485,507
Reimbursement Rights	2,048,517	-	-	76,390	-	-	-	2,124,907
Guarantees and Linked Deposits	6,402,122	1,131,005	541,800	220,855	262,231	-	-	8,558,013
Rights with Revitalization of Basins	-	-	-	-	-	-	-	-
Nuclear Fuel Inventory	-	-	-	-	-	-	-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	-	6,609,150	3,411,943	3,612,894	-	-	13,633,987
Contractual Assets - Indemnifiable concessions (Transmission)	-	6,051,428	709,313	2,125,766	487,724	-	-	9,374,231
Contractual Assets - RBSE (Transmission)	-	14,566,845	8,707,065	3,733,468	1,687,488	-	-	28,694,866
Contractual Assets - RBSE	-	-	-	-	-	-	-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-	-	-	-
Advances for equity interest	20,596,029	-	-	-	-	-	(20,596,029)	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-	-	-	-
Hydrological Risk	-	-	-	-	-	-	-	-
Others	1,755,305	209,087	60,641	524,464	84,388	-	(1,570,635)	1,063,250

INVESTMENTS	113,736,819	5,076,612	5,650,536	5,547,620	1,946,945	180,727	(98,153,737)	33,985,522
Assessed by equity method	112,079,558	5,059,419	5,633,425	5,547,620	1,939,479	118,500	(98,153,737)	32,224,264
Held at fair value	1,657,261	-	-	-	-	62,227	-	1,719,488
Evaluated at acquisition cost	-	17,193	229	-	7,466	-	-	24,888
Other Investments	-	-	16,882	-	-	-	-	16,882

FIXED ASSETS	231,883	24,725,671	2,811,656	4,631,490	2,433,158	39	(94,192)	34,739,705

INTANGIBLE ASSETS	67,857	22,525,941	28,770,785	28,421,872	194,126	-	-	79,980,581

TOTAL ASSETS	169,908,901	96,346,732	61,294,833	54,635,414	15,115,255	260,127	(127,343,800)	270,217,462

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT	13,546,305	6,282,248	3,377,603	5,494,188	1,597,996	34,088	3,891,552	26,440,876
Financial Liabilities - Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Compulsory loan (Parent company)	1,289,602	-	-	-	-	-	-	1,289,602
Global Reversal Reserve - RGR (Company)	279,890	-	-	-	-	-	-	279,890
Suppliers	994,922	1,033,888	554,497	616,199	452,136	1,821	136,290	3,517,173
Financing and loans - principal, charges and debentures	2,255,744	2,617,176	207,407	1,398,829	426,256	-	807,600	6,097,812
Charges	1,011,880	-	-	-	-	-	-	1,011,880
Debentures	135,188	-	-	-	-	-	-	135,188
Taxes and social contributions	370,739	296,767	285,739	284,358	33,036	1,061	-	1,271,700
Income tax and social security contribution	-	-	-	-	-	-	-	-
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Reimbursement obligations	1,912,423	-	-	-	-	-	-	1,912,423
Advances from customers (Advance sale of energy)	1,486,222	64,270	-	102,630	-	-	-	1,653,122
Remuneration to shareholders (dividends payable)	913,018	742,797	592,047	742,182	96,690	7,427	2,169,517	924,644
Estimated obligations	166,337	511,151	557,716	796,566	286,254	530	-	2,318,554
Provisions for litigation	2,646,711	62,450	-	-	-	-	-	2,709,161
Post-employment benefit	-	36,815	187,658	-	21,964	-	-	246,437
Obligations with CDE	-	174,904	248,146	174,672	-	-	-	597,722
Obligations with revitalization with Watersheds	-	230,764	349,553	294,623	-	-	-	874,940
Leasing - Principal	12,159	28,098	39	194,936	8,395	-	-	243,627
Leasing - Interest	(3,449)	(9,276)	-	(3,084)	(3,499)	-	-	(19,308)
Onerous Contracts	-	-	-	-	-	-	-	-
Concessions payable - Use of the public good	-	29,943	-	-	3,717	-	-	33,660
Sectoral charges	-	186,837	353,427	423,804	32,542	-	-	996,610
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Others	74,919	275,664	41,374	468,473	70,057	23,249	778,145	175,591

Held for sale	-	-	-	-	170,448	-	-	170,448

NON-CURRENT	45,857,800	44,581,122	36,460,244	26,428,969	4,708,999	9,327	25,298,511	132,747,950
Remuneration to shareholders (dividends payable)	-	-	-	-	-	-	-	-
Compulsory loan (Parent company)	-	-	-	-	-	-	-	-
Obligations with revitalization with Watersheds	-	-	-	-	-	-	-	-
Global Reversal Reserve - RGR (Company)	755,530	-	-	-	-	-	-	755,530
Suppliers	-	-	-	-	-	-	-	-
Financing and loans - principal, charges and debentures	8,557,113	25,900,525	827,706	2,813,588	2,807,646	-	3,037,654	37,868,924
Debentures	12,957,298	-	-	-	-	-	-	12,957,298
Taxes and social contributions	-	202,010	-	521,706	-	-	-	723,716
Income tax and social security contribution	427,390	4,242,878	588,229	1,026,523	-	9,327	-	6,294,347
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Reimbursement obligations	-	-	-	-	-	-	-	-
Advances from customers (Advance sale of energy)	-	129,484	-	84,437	-	-	-	213,921
Estimated obligations	-	4,697	-	-	-	-	-	4,697
Provisions for litigation	22,084,048	2,706,968	4,208,697	512,258	1,111,587	-	-	30,623,558
Provision for unsecured liabilities in investees	-	-	-	-	-	-	-	-
Post-employment benefit	680,399	122,594	3,579,524	61,073	503,644	-	-	4,947,234
Obligations with CDE	-	8,382,493	12,192,728	8,582,550	-	-	-	29,157,771
Obligations with revitalization with Watersheds	-	1,583,991	2,412,032	2,032,998	-	-	-	6,029,021
Leasing - Principal	37,668	226,878	1,972	290,413	51,314	-	-	608,245
Leasing - Interest	(5,097)	(52,582)	-	(3,925)	(17,792)	-	-	(79,396)
Onerous Contracts	-	-	90,499	-	118,600	-	-	209,099
Concessions payable - Use of the public good	-	327,256	-	-	45,164	-	-	372,420
Sector Charges (regulatory fees)	-	221,777	219,571	-	23,010	-	-	464,358
Obligations to demob. of assets (Discount of nucl. plants)	-	-	-	-	-	-	-	-
Advances for future capital increase	86,919	-	11,766,222	8,829,806	-	-	20,596,028	86,919
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Others	276,532	582,153	573,064	1,677,542	65,826	-	1,664,829	1,510,288

SHAREHOLDERS' EQUITY	110,504,796	45,483,362	21,456,986	22,712,257	8,808,260	216,712	98,153,737	111,028,636
Share capital	69,705,554	15,439,373	9,753,953	13,506,377	7,067,586	118,055	45,885,344	69,705,554
Cash-pool	-	-	-	-	-	-	-	-
Advances for future capital increase	-	8,400,000	-	-	-	-	8,400,000	-
Capital Reserves	13,867,170	5,053,045	4,916,199	-	-	-	9,969,244	13,867,170
Profit reserves	33,910,233	18,054,370	9,888,817	9,487,068	1,742,815	84,141	39,257,211	33,910,233
Proposed Additional Dividend	-	299,121	695,808	-	-	-	994,929	-
Accumulated profits/losses	-	-	-	-	55,323	-	55,323	-
Other Comprehensive Income	(6,978,161)	(1,996,130)	(3,797,791)	(281,188)	(26,734)	14,516	(6,087,327)	(6,978,161)
Interest of non-controlling shareholders	-	233,583	-	-	(30,730)	-	(320,987)	523,840

Participation of controlling shareholders	-	-	-	-	-	-	-	-

Participation of non-controlling shareholders	-	-	-	-	-	-	-	-

TOTAL SHAREHOLDERS' EQUITY	110,504,796	45,483,362	21,456,986	22,712,257	8,808,260	216,712	98,153,737	111,028,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	169,908,901	96,346,732	61,294,833	54,635,414	15,115,255	260,127	127,343,800	270,217,462

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
CASH FLOW STATEMENT FOR THE PERIOD ENDED MARCH 31, 2023
(in thousands of Brazilian Reais)
	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

OPERATIONAL ACTIVITIES

Income for the period before income tax and social contribution	488,010	542,502	426,980	309,401	105,812	7,468	(1,026,117)	854,056

Adjustments to reconcile profit with cash generated by operations:	(651,671)	95,227	(406,414)	654,317	(234,249)	(5,456)	1,137,683	589,437
Depreciation and amortization	3,217	374,881	96,338	369,245	59,702	-	(0)	903,383
Net exchange and monetary variations	192,440	215,233	259,166	269,030	25,887	-	-	961,756
Financial charges	416,806	1,136,664	289,264	456,666	64,605	-	(466,599)	1,897,406
Income from the equity method	(1,354,188)	(146,663)	(46,638)	18,893	(891)	(5,456)	1,026,117	(508,826)
Other Income and Expenses	12,699	-	-	-	-	-	(1,242)	11,457
Transmission revenue	-	(1,521,513)	(1,448,967)	(802,763)	(513,934)	-	71,005	(4,216,172)
Construction cost - transmission	-	35,821	268,594	38,991	54,793	-	-	398,199
Operating provisions (reversals)	34,242	255,212	115,997	69,661	101,087	-	-	576,199
Financial instruments - derivatives	-	-	-	232,916	-	-	-	232,916
Others	43,113	(254,408)	59,832	1,678	(25,498)	-	508,402	333,119

Variation in operating assets and liabilities	87,779	(963,842)	(325,597)	(312,291)	(160,505)	(24,013)	4,877	(1,693,592)

Cash from (used in) operating activities

Payment of financial charges	(292,140)	(559,184)	(39,975)	(139,621)	(61,676)	-	90,776	(1,001,820)
Receipt of the permitted annual revenue - RAP	-	1,511,378	1,288,689	740,831	436,569	-	(48,497)	3,928,970
Receipt of financial charges	193,777	-	-	-	-	-	(137,997)	55,780
Receipt of compensation for investments in equity investments	8,890	-	-	-	-	-	0	8,890
Payment of disputes	(452,591)	-	-	(15,775)	(35,221)	-	(0)	(503,587)
Bonds and earmarked deposits	(110,249)	(249,653)	5,900	13,816	(4,520)	-	(0)	(344,706)
Payment of income tax and social contribution	(140,274)	(264,081)	(66,684)	(100,423)	(30,424)	-	(0)	(601,886)
Payment of supplementary pension plan	(3,976)	(18,157)	(116,181)	(6,291)	(45,092)	-	0	(189,697)

Net cash from (used in) operating activities of continuing operations	(872,446)	94,190	766,718	1,143,964	(29,306)	(22,001)	20,726	1,101,845
Net cash from (used in) operating activities of discontinued operations
Net cash from (used in) operating activities	(872,446)	94,190	766,718	1,143,964	(29,306)	(22,001)	20,726	1,101,845

FINANCING ACTIVITIES

Loans and financing obtained and debentures obtained	-	14,604	-	-	-	-	-	14,604
Payment of loans and financing and debentures - principal	(664,101)	(827,943)	(49,483)	(289,412)	(107,571)	-	143,547	(1,794,963)
Payment of remuneration to shareholders	(3,070)	-	-	-	-	-	0	(3,070)
Payment to dissenting shareholders - merger of shares	(212)	(128,014)	(96,395)	-	(119)	-	(1,317)	(226,057)
Sharebuyback	(147,683)	-	-	-	-	-	(0)	(147,683)
Payment of obligations with basin revitalization - principal	-	(223,458)	(340,045)	(286,610)	-	-	-	(850,113)
Payment of leases - principal	-	(7,699)	-	(181,978)	(1,257)	-	-	(190,934)
Other	-	-	-	(97,223)	-	-	97,223	-

Net cash from (used in) financing activities of continuing operations	(815,065)	(1,172,510)	(485,923)	(855,223)	(108,947)	-	239,452	(3,198,216)
Net cash from (used in) financing activities of discontinued operations
Net cash from (used in) financing activities	(815,065)	(1,172,510)	(485,923)	(855,223)	(108,947)	-	239,452	(3,198,216)

INVESTMENT ACTIVITIES

Receipt of loans and financing	376,307	-	-	-	-	-	(192,954)	183,353
Acquisition of fixed assets	(2,856)	(83,415)	(197,762)	(94,146)	(310,293)	2	0	(688,470)
Acquisition of intangible assets	(8,977)	(682)	(6,459)	(5,191)	(65)	-	0	(21,374)
Net financial investments (TVM)	1,957,082	1,325,103	41,474	112,683	487,852	21,855	1,485	3,947,534
Transmission infrastructure - contractual asset	-	(35,821)	(268,594)	(38,991)	(54,793)	-	-	(398,199)
Acquisition/Capital Contribution in Equity Interests	(2,108)	(289)	-	(7,495)	6,841	-	(68,708)	(71,759)
Others	-	24,030	-	-	-	-	-	24,030

Net cash from (used in) investment activities of continuing operations	2,319,447	1,228,926	(431,341)	(33,140)	129,542	21,857	(260,176)	2,975,115
Net cash from (used in) investment activities from discontinued operations
Net cash from (used in) investing activities	2,319,447	1,228,926	(431,341)	(33,140)	129,542	21,857	(260,176)	2,975,115

Increase (decrease) in cash and cash equivalents	631,937	150,606	(150,546)	255,601	(8,711)	(144)	1	878,744

Cash and cash equivalents at the beginning of the period	4,927,871	4,764,303	874,173	162,518	9,994	267	-	10,739,126
Cash and cash equivalents at the end of the period	5,559,808	4,914,909	723,627	418,119	1,283	124	-	11,617,870
Increase (decrease) in cash and cash equivalents from discontinued operations	-	-	-	-	-	-	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
CASH FLOW STATEMENT FOR THE PERIOD ENDED MARCH 31, 2022
(in thousands of Brazilian Reais)
	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

OPERATIONAL ACTIVITIES

Income for the period before income tax and social contribution	2,786,785	1,304,932	1,005,110	53,219	490,565	3,645	(2,153,810)	3,490,446

Adjustments to reconcile profit with cash generated by operations:	(2,955,063)	(1,295,195)	(1,018,563)	829,770	(429,797)	(3,431)	2,083,343	(2,788,936)
Depreciation and amortization	2,822	96,465	34,609	307,594	59,826	-	(0)	501,316
Net exchange and monetary variations	(654,851)	(74,407)	(8,743)	(50,560)	(66,826)	-	(12,349)	(867,736)
Financial charges	(38,534)	180,286	58,408	312,597	63,936	-	2,452	579,145
Income from the equity method	(2,636,666)	(116,163)	(45,190)	5,719	14,513	(3,431)	2,155,167	(626,051)
Other Income and Expenses	(121,033)	6	-	166	-	-	(172)	(121,033)
Transmission revenue	-	(1,596,733)	(1,407,983)	(748,858)	(550,029)	-	62,520	(4,241,083)
Construction cost - transmission	-	15,577	132,862	10,609	32,790	-	-	191,838
Operating provisions (reversals)	648,111	249,204	158,372	957,000	14,520	-	(86,057)	1,941,150
Financial instruments - derivatives	-	-	-	79,366	-	-	-	79,366
Others	(154,913)	(49,430)	59,102	(43,863)	1,473	-	(38,218)	(225,848)

Variation in operating assets and liabilities	470,325	(598,383)	(100,882)	(76,016)	(312,160)	1,029	393,837	(222,250)

Cash from (used in) operating activities

Payment of financial charges	(252,448)	(146,085)	(27,119)	(122,735)	(42,591)	-	102,886	(488,092)
Receipt of the permitted annual revenue - RAP	-	1,281,616	1,094,859	602,794	411,516	-	(42,431)	3,348,354
Receipt of financial charges	186,700	-	-	-	-	-	(102,886)	83,814
Receipt of compensation for investments in equity investments	67,541	80,357	-	12,250	-	-	(19,346)	140,802
Payment of disputes	(760,725)	-	-	(35,158)	(23,366)	-	-	(819,249)
Bonds and earmarked deposits	(268,619)	(6,141)	(54,324)	(18,542)	30,536	-	(168,197)	(485,287)
Payment of income tax and social contribution	(28,195)	(254,164)	(123,270)	(250,690)	(21,344)	-	0	(677,663)
Payment of supplementary pension plan	(17,789)	(19,619)	(78,225)	-	(1,054)	-	0	(116,687)

Net cash from (used in) operating activities of continuing operations	(771,488)	347,318	697,586	994,892	102,305	1,243	93,396	1,465,252
Net cash from (used in) operating activities of discontinued operations							239,805	239,805
Net cash from (used in) operating activities	(771,488)	347,318	697,586	994,892	102,305	1,243	333,201	1,705,057

FINANCING ACTIVITIES

Payment of loans and financing and debentures - principal	(836,102)	(336,013)	(45,324)	(497,498)	(75,428)	-	478,846	(1,311,519)
Payment of remuneration to shareholders	(108)	(19,430)	-	-	-	-	19,345	(193)
Payment of leases - principal	-	(6,895)	-	(172,449)	(1,149)	-	-	(180,493)
Other	-	-	(477,772)	(24,889)	-	-	446,284	(56,377)

Net cash from (used in) financing activities of continuing operations	(836,210)	(362,338)	(523,096)	(694,836)	(76,577)	-	944,475	(1,548,582)
Net cash from (used in) financing activities of discontinued operations							(87,284)	(87,284)
Net cash from (used in) financing activities	(836,210)	(362,338)	(523,096)	(694,836)	(76,577)	-	857,191	(1,635,866)

INVESTMENT ACTIVITIES

Receipt of loans and financing	846,812	-	-	-	-	-	(478,846)	367,966
Acquisition of fixed assets	-	(27,966)	(41,004)	(41,126)	(1,653)	2	-	(111,747)
Acquisition of intangible assets	-	(1,042)	(5,434)	(48)	(2,027)	-	-	(8,551)
Net financial investments (TVM)	771,485	-	-	-	-	-	(792,728)	(21,243)
Transmission infrastructure - contractual asset	-	(15,577)	(132,862)	(10,609)	-	-	(32,790)	(191,838)
Acquisition/Capital Contribution in Equity Interests	-	(396)	-	-	-	-	-	(396)
Others	-	45,101	-	(269,213)	(32,790)	(1,194)	266,493	8,397

Net cash from (used in) investment activities of continuing operations	1,618,297	120	(179,300)	(320,996)	(36,470)	(1,192)	(1,037,871)	42,588
Net cash from (used in) investment activities from discontinued operations							(155,194)	(155,194)
Net cash from (used in) investing activities	1,618,297	120	(179,300)	(320,996)	(36,470)	(1,192)	(1,193,065)	(112,606)

Increase (decrease) in cash and cash equivalents	10,599	(14,900)	(4,810)	(20,940)	(10,742)	51	(2,673)	(43,415)

Cash and cash equivalents at the beginning of the period	7,384	116,800	9,762	33,529	10,859	3,811	10,514	192,659
Cash and cash equivalents at the end of the period	17,983	101,900	4,952	12,588	117	3,862	7,842	149,244
Increase (decrease) in cash and cash equivalents from discontinued operations	-	-	-	-	-	-	-	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.